

March 16, 2009

via U.S. mail

Mr. Shulin Liu
Chief Executive Officer
Yanglin Soybean, Inc.
99 Fan Rong Street, Jixian County, Heilongjiang 155900
People's Republic of China

> **Re:** **Yanglin Soybean, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed February 17, 2009**
> **File No. 333-150822**
> **Form 10-K/A for the Fiscal Year Ended December 31, 2007**
> **Filed February 17, 2009**
> **File No. 000-52127**

Dear Mr. Liu:

We have reviewed your response letter and the amended filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1/A4 Filed on February 17, 2009

Risk Factors, page 5

1.   We note your response to our prior comment 4 with respect to the risk that Heilongjiang Yanglin Soybean Group Co. Ltd. ("Yanglin") may not repay the loan. It appears that Shulin Liu would have a conflict of interest in determining whether to enforce any rights of Faith Winner (Jixian) Agriculture Development Company Limited in connection with any breach of the loan agreement by Yanglin. As such, we do not agree with your conclusion that there is no risk to the registrant if Yanglin chooses not to repay the loan. Revise your disclosure to explain the risk inherent in light of the conflict of interest.

2.   You disclose in general terms that your contractual control over Yanglin is subject to the laws and policies of the People's Republic of China (the "PRC"). For example:

        •   "[C]urrent PRC law…does not specifically establish the approval procedures and detailed implementation regulations for a non-PRC entity's equity to be used as consideration to acquire a PRC entity's equity or assets…" (page 1);

        •   "We face . . . the risk of ineffective contractual control of Yanglin . . . ." (page 5);

        •   "[U]ncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements." (page 13); and,

        •   "[G]overnment actions in the future . . . could require us to divest ourselves of any interests we hold in Chinese properties." (page 14).

        In light of these statements, please include a separate risk factor and expand your disclosure to address the specific PRC governmental actions that may adversely affect your contractual control over Yanglin. You should discuss, without limitation, the following:

        •   whether, and on what basis, the PRC government may challenge your contractual control over Yanglin;

        •   whether the PRC government, in its discretion, may deem your contractual control over Yanglin invalid or unenforceable under, or in violation of, PRC laws or policies in part because such contractual arrangements could result in a non-PRC entity effectively acquiring all the rights attendant with outright ownership of a PRC entity via means other than a purchase using solely cash; and,

- the effect of any such action by the PRC government upon your company, the rights of your current and prospective stockholders, and the value of your common stock.

Special Note Regarding Forward-Looking Statements, page 19

3.   In this section, you disclaim any obligation to update forward-looking statements. We remind you that you are responsible for the accuracy of the statements provided in the prospectus. It is inappropriate to disclaim obligations to update your disclosure. Please revise your disclosure accordingly.

Management's Discussion and Analysis of Financial Condition and Results of Operation, page 21

Loans, page 38

4.   We note your response to our prior comment 13. Please expand your disclosure regarding the credit line to disclose all material terms, including, without limitation, the following:

- the circumstances under which you can borrow the funds;

- any additional approvals that may be required in order to borrow the funds;

- any restrictions on the use of such funds;

- the circumstances under which the interest rate is subject to adjustment and whether there are any limits on such adjustments; and

- whether the loans would be secured by your assets.

Executive Compensation, page 75

5.   Please advise us why you removed disclosure regarding executive compensation for 2006 from your summary compensation table. See Item 402(c) of Regulation S-K and provide the required three years of compensation information. Also, revise the paragraph preceding the tabular disclosure to ensure that it properly describes the years presented in the table.

Exclusive Purchase Option Agreement, page 79

6.   We reissue prior comment 11. Given that the Yanglin shareholders have a controlling interest in WFOE, there is an inherent conflict of interest that should more clearly be disclosed. For example, it appears that there is a risk to the registrant's shareholders stemming from the fact that the control persons of WFOE may permit dividends to be distributed to themselves (i.e. in their capacities as shareholders of Yanglin) instead of reinvesting income in the business operations of Yanglin. Please clarify this relationship and the possible negative effect this could have on the amounts distributable to the registrant or the business operations of Yanglin, in which the registrant has an interest.

Selling Stockholders, page 85

Registration Rights Agreement, page 89

7.   In your next amendment, please provide updated disclosure regarding your compliance with the provisions of the December 31, 2008 agreement with certain shareholders that related to their waiver of liquidated damages.

Financial Statements

General

8.   We have read your response to prior comment 5, regarding the contractual arrangements between your subsidiary, Faith Winner (Jixian) Agriculture Development Company ("Faith Winner"), and Heilongjiang Yanglin Soybean Group Company Ltd. ("Yanglin"), which you believe form a basis for consolidation under FIN 46(R). We have also considered the information you provided during our phone conference on March 4, 2009, pertaining to the issue of consolidation.

        We understand that you will soon be filing your annual report on Form 10-K for your fiscal year ended December 31, 2008; and believe that you should take into consideration the concerns outlined in this comment when preparing your filing. We are also asking that you provide additional information about your contractual arrangements in response to this comment, which we believe will assist in resolving this matter.

        Specifically, please address the following points.

- Identify and describe any U.S. or China legal or regulatory hindrances to restructuring the contractual arrangements between Faith Winner and Yanglin. For example, explain whether Mr. Liu and Ms. Ding, by virtue of their association with Yanglin or their ownership interest in you, including their ability to appoint directors to the various consolidated entities, may direct the cancellation or modification of the contractual arrangements.

  Please describe any limitations in this regard.

  Please also indicate whether they may change or replace the percentage of revenues formula used to determine the management fee which represents your participation in the profits of Yanglin. Please also clarify whether Mr. Liu and Ms. Ding may retain the ability to appoint a majority of board members by changing the number of board positions or otherwise.

- We understand from our phone conference on March 4, 2009, that your intent in establishing the percentage of revenues formula for calculating the management fee, which represents your participation in the profits of Yanglin, was designed to approximate total net income of Yanglin, excluding amounts accrued under this arrangement.

  Please confirm that we have properly understood your representation, or further clarify if this is not the case. Please also tell us whether this representation is consistent with your presentation to the company's preferred shareholders in your solicitation of their investment.

- We understand from our phone conference on March 4, 2009 that you have no legal obligation to provide additional funding to Yanglin, contrary to prior representations. Similarly, we understand that Mr. Liu and Ms. Ding have no obligation to contribute funds to Yanglin to cover any shortfall in the event that your participation in the profits of Yanglin, based on 6% of its revenues, exceeds the net income of Yanglin, excluding amounts accrued under this arrangement.

  Tell us how you are intending to handle differences between the amounts calculated for your interests in Yanglin (based on the 6% revenue interest) and net income of Yanglin, excluding these amounts.

- We understand from our phone conference on March 4, 2009 that you have not fixed the exercise price of the purchase option under which you would acquire the equity interest in Yanglin. We see disclosure on page 80 of your Form S-1/A4 indicating that it would be the lowest price permitted under PRC laws and regulations. However, on page 1 of this filing you disclose that such equity interests may be purchased for cash if the purchase price is based on an appraised value of the equity or assets, implying a fair value determination.

Please indicate your current expectations of this price, and reconcile these to the disclosures mentioned above. Please also describe the conditions under which exercise would occur; and explain whether the terms of the equity purchase option are subject to revision. If these terms are subject to revision, identify the entities and persons who are authorized to negotiate and approve such revisions.

Further, tell us whether you consider the purchase option to be a substantive aspect of the relationship between Yanglin, Faith Winner, Mr. Liu and Ms. Ding, considering all known conditions and restrictions; and explain how the intent in establishing the contractual arrangements, and the relationships among these parties, has been taken into account in formulating your answer.

Tell us whether you expect the purchase option will ever be exercised.

We will give further consideration to your position on the question of consolidation after receiving your response. We suggest that you contact us upon receiving this letter to arrange for an additional conference call to discuss this information. We urge you to resolve this matter in advance of your scheduled 2008 annual report filing date.

Whether consolidation is appropriate or not, we believe that significant revisions will be necessary in your financial presentation.

Under a scenario in which you are unable to support consolidation, you would need to recast your financial statements on a stand-alone basis and include separate audited financial statements of Yanglin, pursuant to Rule 3-13 of Regulation S-X, for the same periods as are required for the company.

Under a scenario in which you are able to support consolidation, you would need to modify your financial presentation to address the following points.

- A "minority interest" balance (i.e. the interests of Mr. Liu and Ms. Ding in the net assets of Yanglin through their 100% stock ownership) would need to be presented on the balance sheet, an amount representing the net book value of Yanglin on the date of entering into the contractual arrangements, adjusted either positively or negatively, for the "minority interest" in subsequent earnings.

Given that the percentage of revenue formula may yield amounts either greater or less than net income of Yanglin, excluding amounts accrued to you under the contractual arrangements, your policy would need to address the computation of "minority interest" under both scenarios.

If the 6% of revenues amount attributed to you is less than the net income of Yanglin, excluding amounts accrued to you under the contractual arrangements, then the balance, up to the net income of Yanglin, would be attributed to the "minority interest" (i.e. a deduction for minority interest in the Statements of Operations, and an increase to minority interest on the Balance Sheet).

If the 6% of revenues amount attributed to you is more than the net income of Yanglin, excluding amounts accrued to you under the contractual arrangements, the amount of the excess would not appear in the Statements of Operations, but would result in a reallocation between the "minority interest" and your interest on the Balance Sheet (i.e. a decrease to the "minority interest" and an increase to your interest), unless the minority interest on the Balance Sheet has been reduced to zero, in which case there would be no further accounting for the variance unless the minority interest owners will fund the shortfall.

● You would need to present separate parent-only financial information to emphasize the extent to which operations are held in China, following the guidelines in Rule 12-04 of Regulation S-X.

Regardless of the outcome, we ask that you include detailed disclosure in a note to your financial statements clarifying the nature of your rights under each of the contractual arrangements with Yanglin.

You should also disclose the actions that may be taken or directed by Mr. Liu and Ms. Ding, pertaining to the contractual arrangements between Faith Winner and Yanglin, by virtue of their association with Yanglin or their ownership interest in you, including their ability to appoint directors to the various consolidated entities.

For example, you should:

- Describe the manner in which the equity purchase option price would be determined,

- Clarify your intent in establishing the percentage or revenues formula, i.e. to approximate net income of Yanglin excluding amounts accrued to you under the arrangement, and

- Explain how your rights under the contractual arrangements can be enforced or protected under existing laws, regulatory regimes, or otherwise.

Consolidated Statements of Income and Comprehensive Income, page 4

9. We note that you have revised your Statements of Income to recommence using the caption "Income from continuing operations," undoing the change previously implemented in response to comment 47 in our letter dated June 9, 2008. Since you are not presenting discontinued operations, identify the basis for this differentiation. Otherwise, please consistently describe this line item as Income from operations.

Note 1 – Organization and Principal Activities, page 7

10. It appears that you should revise your disclosure to indicate the net book value assigned to the 1,494,173 shares of Yanglin Soybean Inc. outstanding prior to the stock exchange was $1,410 rather than $210,496, to be consistent with your presentation on page F-5 and your response to comment 2 of our letter dated January 8, 2009.

Closing Comments

As appropriate, please amend the above filings in response to these comments. You may wish to provide us with a marked copy of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jenifer Gallagher at (202) 551-3706 or Karl Hiller, Accounting Branch Chief at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Tracey McNeil at (202) 551-3392 or, in her absence, Mellissa Campbell Duru at (202) 551-3757 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: J. Gallagher
        K. Hiller
        M. Duru
        T. McNeil

        <u>via facsimile</u>

        Jiannan Zhang, Esq.
        86 (10) 6599 7300